FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission file number 001-14264

For the month of August 2007

PFEIFFER VACUUM TECHNOLOGY AG
(Translation of registrant’s name into English)

Berliner Strasse 43
D-35614 Asslar
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):
Yes ☐     No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Release
August 30, 2007
Released through Hugin
www.pfeiffer-vacuum.net
Pfeiffer Vacuum intends to delist from New York Stock Exchange (NYSE)
Asslar, Germany, August 30, 2007. Pfeiffer Vacuum Technology AG announces its decision to voluntarily delist its American Depositary Receipts (ADRs) from the New York Stock Exchange, to terminate its ADR program and to deregister from its reporting obligations under the U.S. Securities Exchange Act of 1934.
The Company has provided written notice today to the NYSE of its intent to delist. The Company intends to file a Form 25 with the Securities and Exchange Commission (SEC) and the NYSE on or about September 24, 2007, to effect the delisting. The delisting is expected to be effective 10 days after this filing, which is expected to be on or about October 4, 2007.
The Company intends to file a Form 15F with the SEC to deregister and terminate its reporting obligations under the Exchange Act by October 4, 2007.The deregistration will be effective 90 days after the filing, unless the Form 15F is earlier withdrawn by the Company or denied by the SEC.
The Company reserves the right to delay or withdraw the filings of the Forms 15F and 25 for any reason prior to their effectiveness.
A notification will be sent to ADR holders setting forth the termination of the ADS program. Prior to the delisting holders can elect to sell their ADSs over the NYSE or they are entitled to exchange their ADRs with Deutsche Bank Trust Company Americas, as depositary, for underlying Pfeiffer Vacuum ordinary shares. The Company will bear the fee of US$ 0.05 per ADR for canceling the ADRs and transferring the holding into ordinary shares. Following the delisting, during a period of one year from the termination of the ADR program, holders are still entitled to exchange their ADRs for underlying Pfeiffer Vacuum ordinary shares. At the end of this period any remaining shares underlying the ADRs will be sold and the ADRs will represent only the right to receive the cash proceeds of sale of the underlying shares.
The rationale for delisting, termination of its ADR program and deregistering is primarily based on the following:
•	the average daily trading volume of shares represented by ADRs accounted for less than 5 % of the total shares traded in the twelve months’ period from August 2006 until July 2007;
•	the vast majority of Pfeiffer Vacuum’s shareholders have chosen to trade the shares on the Frankfurt Stock Exchange;
•	the high costs associated with being a reporting company under the U.S. securities laws, including costs arising from compliance with the provisions of the Sarbanes-Oxley Act of 2002.

Chief Executive Officer Manfred Bender had this to say about the company’s delisting decision: “Pfeiffer Vacuum wishes to concentrate its trading volume at the Frankfurt Stock Exchange, which reduces complexity and therefore costs. We consider our US investors as an important part of our investor base and will maintain English language reporting and our relationship with US investors.” The Company expects to continue publishing its annual report and other documents and communications in accordance with Exchange Act Rule 12g3-2 (b) on its website www.pfeiffer-vacuum.net.
Following the delisting from the NYSE, Pfeiffer Vacuum’s ordinary shares will continue to trade in the Prime Market segment of the Frankfurt Stock Exchange. The Company has not arranged for listing and/or registration of the Company’s securities on another U.S. securities exchange or for quotation of the Company’s securities on any other quotation medium in the United States.
Contact for further inquires:

For registered ADR holders
Deutsche Bank in the US:	800 301 3517 (toll free)
or Patrick Mullaly	+1 201 680 4937

Deutsche Bank in Europe:
Jane Taylor	+44 207 547 3738
or Zafar Aziz	+44 207 545 6619

For brokers
Deutsche Bank in the US: Jay Berman	+1 212 250 9100

Deutsche Bank in Europe: Mike Woods	+44 207 7547 6500
Email: adr@db.com

Press Contact:
Pfeiffer Vacuum Technology AG
Gudrun Geissler, Investor Relations	+49 6441 802 314
Email: Gudrun.Geissler@pfeiffer-vacuum.de
www.pfeiffer-vacuum.net

Signatures

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
August 30, 2007

PFEIFFER VACUUM TECHNOLOGY AG
By:	/s/ Manfred Bender
Manfred Bender Chief Executive Officer

By:	/s/ Dr. Matthias Wiemer
Dr. Matthias Wiemer Member of the Management Board